BURLINGTON STORES, INC.

1830 ROUTE 130 NORTH

BURLINGTON, NEW JERSEY 08016

March 6, 2017

VIA FEDERAL EXPRESS

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

Re:Burlington Stores, Inc.

Form 10-K for the fiscal period ended January 30, 2016

Filed March 15, 2016

File No. 001-36107

Dear Ms. Thompson,

Pursuant to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, please find below the response to the comment letter to Thomas A. Kingsbury dated February 27, 2017 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the fiscal year ended January 30, 2016 filed by Burlington Stores, Inc. (the “Company”) on March 15, 2016.

The numbered paragraph below sets forth the Staff’s comment from its letter to Mr. Kingsbury, together with our response thereto.

1.Staff’s comment:  We note your response to comment 1, including the expanded disclosures you plan to make in future filings, and have the following additional comments:

•

We note that your comparable store inventory turnover measure is calculated “exclusive of warehouse inventory.” Please clarify for us and disclose to your readers the types of inventory excluded from your calculation and the reasons for such exclusions. For example, clarify whether this measure also excludes inventory in distribution centers, at new or closed stores, and/or other locations.

Jennifer Thompson

United States Securities and Exchange Commission

•

We note that your comparable store inventory turnover calculation differs from the widely-used method that illustrates the actual number of inventory turns based on the cost of inventory on a total inventory basis. Given that your business model includes inventory held outside comparable stores, please balance your existing disclosure by presenting an inventory turnover measure calculated consistent with common practice. Please also tell us and disclose to your readers the reasons for any differences between this measure and the measure that you currently present.

Response:

In response to the Staff’s comment, the Company will expand its disclosures in our future filings with the SEC to enhance our Management’s Discussion and Analysis of Financial Condition and Results of Operations under the sub heading, Key Performance Measures as follows:

Inventory turnover and comparable store inventory turnover are performance metrics that indicate how efficiently inventory is bought and sold.  They each measure the length of time that we own our inventory.

 Inventory turnover is calculated by dividing cost of goods sold by the 13 month average cost value of our inventory for the period being measured.  Our inventory turnover rate improved to 4.2 turns per year during Fiscal 2016 compared with 3.7, turns per year during Fiscal 2015.

Comparable store inventory turnover is calculated by dividing comparable store sales by the average comparable store retail value of inventory for the period being measured.  The comparable store retail value of inventories is estimated based on the original sales price of items on hand reduced by retail reductions, which include sales, markdowns taken, an estimated shrink adjustment and employee discounts, for our comparable stores.    The calculation is based on a rolling 13 month average of inventory (at estimated retail value) and the last 12 months’ comparable sales.  Our comparable store inventory turnover rate improved to 5.9 turns per year during Fiscal 2016 compared with 5.3 turns per year during Fiscal 2015.

The difference between inventory turnover and comparable store inventory turnover is primarily the result of not including distribution center and warehouse inventory as well as inventory at new and non-comparable stores.    Inventory held at our warehouses and distribution centers includes merchandise being readied for shipment to our stores and “Pack and Hold” inventory acquired opportunistically for future store release. The magnitude of Pack and Hold inventory, at any one point in time, is dependent on the buying opportunities identified in the marketplace.

We present inventory turnover because it demonstrates how effective we are at managing our inventory.  We present comparable store inventory turnover as we believe this is a useful supplemental metric in evaluating the effectiveness of our merchandising efforts, as a faster comparable store inventory turnover generally leads to reduced markdowns and more fresh merchandise in our stores.

Jennifer Thompson

United States Securities and Exchange Commission

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions related to this letter, please contact me at (609) 387-7800, extension 53157.

Sincerely,

/s/ John Crimmins

John Crimmins

Senior Vice President and Chief Accounting Officer

CC:

Lisa Sellars, Staff Accountant

Andrew Blume, Staff Accountant